FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Starfield Resources Inc. (the “Company”)
Suite 420 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Item 2 - Date of Material Change:

December 29, 2006

Item 3 – News Release:

The news release attached hereto as Schedule “A” was disseminated over Canada Stockwatch on January 2, 2007.

Item 4 – Summary of Material Change:

The Company announced that on December 29, 2006 it completed the private placement offering referred to in its news releases of December 14, 2006 and December 18, 2006.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Glen J. Indra, President
Telephone Number: 1-800-233-2244

Item 9 – Date of Report:

January 8, 2007

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	January 2, 2007
Corporate Office:	SRU-01-07
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

PRIVATE PLACEMENT CLOSES

VANCOUVER, B.C. January 2, 2007) – Starfield Resources Inc. (TSX.V:SRU and OTC BB: SRFDF) (“Starfield” or the “Company”) is pleased to announce that on December 29, 2006 it completed the private placement offering referred to in its news releases of December 14, 2006 and December 18, 2006. The placement was for 5,884,865 flow-through common shares of the Company for gross proceeds of $1,765,459.00 (the “Offering”). The shares, issued in two tranches, are subject to a four month hold period expiring April 29, 2007 and April 30, 2007, respectively.

Blackmont Capital Inc., Integral Wealth Securities Limited and Raymond James Ltd. will receive an aggregate commission of $97,033 representing 8% of a portion of the gross proceeds of the offering.

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.